SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For the month of August, 2008
Commission File Number: 333-132381
CHINA GRENTECH CORPORATION LIMITED
15th Floor, Block A, Guoren Building
Keji Central 3rd Road
Hi-Tech Park, Nanshan District
Shenzhen 518057, People’s Republic of China
Tel: (86 755) 2663-8900
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                              Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ☐                              No ☑
     (If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-                    . )
     N/A

CHINA GRENTECH CORPORATION LIMITED ANNOUNCES SECOND QUARTER 2008 RESULTS
Unaudited Condensed Consolidated Balance Sheets
Unaudited Condensed Consolidated Statements of Income
Unaudited Condensed Consolidated Statements of Cash Flows
SIGNATURES

2

This Form 6-K consists of:
The announcement of second quarter 2008 financial results of China GrenTech Corporation Limited (the “Registrant”), made by the Registrant in English on August 13, 2008.

2

CHINA GRENTECH CORPORATION LIMITED ANNOUNCES
SECOND QUARTER 2008 RESULTS
SHENZHEN, CHINA — August 13, 2008 — China GrenTech Corporation Limited (NASDAQ: GRRF, “the Company”, or “GrenTech”), a leading China-based radio frequency (“RF”) technology and product developer and a leading wireless coverage products and services provider, today announced its unaudited financial results for the second quarter ended June 30, 2008.
Second Quarter 2008 Financial Highlights
•	Total revenue decreased by 8.2% over the second quarter 2007 to RMB186.3 million (US$27.2 million)(1)
➢	Revenue from wireless coverage products and services was RMB157.0 million (US$22.9 million), an increase of 6.1% over the second quarter 2007
➢	Revenue from base station RF products decreased 46.7% from the second quarter 2007 to RMB29.3 million (US$4.3 million)
•	Gross profit was RMB62.1 million (US$9.1 million), a decrease of 24.8% from the second quarter 2007
•	Operating loss was RMB4.9 million (US$0.7 million), compared with operating income of RMB20.8 million in the second quarter 2007
•	Net loss was RMB17.0 million (US$2.5 million), compared with net income of RMB16.2 million in the second quarter 2007
•	Net loss per ADS(2) was RMB0.69 (US$0.10)
Mr. Yingjie Gao, Chairman and Chief Executive Officer of GrenTech, commented, “In the second quarter, the Chinese government announced the restructuring plan for Chinese telecommunication operators, whereby China Mobile will merge with China Tietong Telecommunication and China Telecom will merge with China Satcom and purchase China Unicom’s CDMA network, while China Unicom will merge with China Netcom. Upon completion of the restructuring, all three operators will be able to provide a full range of services, covering both fixed-line and wireless operations. We believe that this will intensify competition in wireless operation and thus enhance demand for wireless coverage. In addition, the Chinese government has announced that 3G licenses will be released after the completion of such restructuring, which we expect will further increase product demand both in the wireless coverage market and base station RF modules market.”

(1)	The Company’s reporting currency is Renminbi (“RMB”). The translation of amounts from RMB to United States dollars is solely for the convenience of the reader. RMB numbers included in this press release have been translated into U.S. dollars at the noon buying rate for U.S. Dollars in effect on June 30, 2008 in the City of New York for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, which was US$1.00=RMB6.8591. No representation is made that RMB amounts could have been, or could be, converted into U.S. Dollars at that rate or at any other rate on June 30, 2008.

(2)	Each ADS represents 25 of our ordinary shares.

“Currently, the restructuring plan is being carried out step by step. On July 28, 2008, China Telecom signed a final agreement with China Unicom to purchase the CDMA network from China Unicom, and China Telecom subsequently disclosed that it would invest RMB27.9 billion in the first phase of CDMA network construction. At the same time, China Unicom announced that it will make a significant investment with the proceeds from the sale of its CDMA network to build a high-quality GPRS network. Recently, there have also been reports that China Mobile is preparing for phase II construction of its TD-SCDMA network in 28 cities. We expect that these changes in the competitive landscape and the 3G rollout will bring us unprecedented opportunities in the coming period.”
“Furthermore, we anticipate that the restructuring and 3G network development will drive additional growth in our RF business, through increased demand from domestic base station manufacturers and additional growth potential brought by TD phase II construction. Building on our position as the major supplier of passive RF modules for Huawei and ZTE, we believe China Telecom’s CDMA network construction and China Mobile’s TD phase II network construction will become the growth drivers for our RF business. Internationally, we believe the overseas market will present new opportunities for us, as we took a big step forward by commencing to supply small quantities of RF modules to one of the world’s largest base station manufacturers in the second quarter and became a qualified supplier of another large global base station manufacturer, with whom we have now entered the product development stage. All these will provide growth opportunities for our RF business going forward,” concluded Mr. Gao.
Second Quarter 2008 Unaudited Financial Results
Revenue
Revenue for the second quarter 2008 decreased by RMB16.7 million (US$2.4 million), or 8.2%, year-over-year to RMB186.3 million (US$27.2 million), primarily due to temporary demand disruption caused by the restructuring of the telecommunications operators. China Unicom and China Telecom both postponed their investment expenditures, impacting revenue growth from the wireless coverage business, while revenue from the RF business decreased compared to the second quarter 2007.
Revenue from wireless coverage products and services increased 6.1% to RMB157.0 million (US$22.9 million) from RMB148.0 million in the second quarter 2007, mainly due to an expanded business relationship with China Mobile and the recognition of integration service fees from China Mobile. Revenue from China Mobile in the second quarter 2008 increased by 150.7% over the second quarter 2007. In contrast, revenues from China Unicom and China Telecom declined 37.5% and 84.3%, respectively, negatively impacting wireless coverage revenue growth in the second quarter 2008, mainly due to the aforementioned delays in spending due to the Chinese telecommunication operators’ restructuring.
Revenue from RF products decreased 46.7%, to RMB29.3 million (US$4.3 million) from RMB55.0 million in the second quarter 2007, primarily due to the fact that China Unicom halted investment in its CDMA network, which negatively impacted revenue from CDMA RF modules.

	Three Months Ended June 30,
	2007	2008
	Revenues	Revenues	Revenues	% of Total
	(RMB'000)	(RMB'000)	(US$'000)	Revenues
Wireless Coverage Products & Services
China Mobile	37,672	94,443	13,769	50.7%
China Unicom	63,859	39,913	5,819	21.4%
China Telecom	29,371	4,601	671	2.5%
China Netcom	9,592	3,165	461	1.7%
Overseas	5,028	2,253	329	1.2%
Non-operators	2,518	12,672	1,847	6.8%
Subtotal	148,040	157,047	22,896	84.3%

RF Products
OEMs	54,984	29,294	4,271	15.7%
Total	203,024	186,341	27,167	100.0%
Cost of Revenue
Cost of revenue in the second quarter 2008 increased by RMB3.8 million (US$0.6 million), or 3.2%, over the second quarter 2007. This was driven primarily by a higher volume of wireless coverage product sales during the second quarter of 2008 versus the same period in 2007.
Operating Expenses
Total operating expenses increased by RMB5.3 million (US$0.8 million), or 8.4%, from RMB61.8 million in the second quarter 2007 to RMB67.1 million (US$9.8 million) in the second quarter 2008. During the quarter, increased research and development expenses were offset in part by a reduction in the level of sales and distribution expenses.
Research and development expenses increased by RMB3.5 million (US$0.5 million), or 24.4%, to RMB17.8 million (US$2.6 million) over the second quarter 2007. This is due to increased research material costs of RMB2.2 million (US$0.3 million) and a technology transfer contract fee of RMB3.2 million (US$0.5 million) incurred in the second quarter 2008.
Sales and distribution expenses decreased by RMB0.9 million (US$0.1 million), or 2.6%, to RMB31.0 (US$4.5 million) from RMB31.9 million in the same period last year, due to increased Company controls of sales and related expenses, as well as operational expenses.
General and administrative expenses increased by RMB2.5 million (US$0.4 million), or 16.4%, to RMB18.2 million (US$2.7 million) from RMB15.7 million in the same period last year. The year-over-year increase was primarily driven by an increase in depreciation expenses of RMB1.7 million (US$0.2 million) due to the Company’s transfer of a production building from a construction in progress to a fixed asset, as well as the share-based compensation of RMB1.2 million (US$0.2 million) related to granting of the Company’s share options to the Group’s employees and directors in March 14, 2008. This increase was offset in part by a reduction in rental fees during the quarter.
Other Expenses/Income
Total other expenses were RMB12.0 million (US$1.8 million), an increase of RMB7.9 million (US$1.2 million), or 196.4%, compared with RMB4.1 million in the second quarter 2007. This was mainly due to increased interest expenses.
Interest income increased by RMB3.0 million (US$0.4 million) in the second quarter of 2008 compared with the same period last year, primarily due to an increase in effective interest income related to long-term accounts receivable.
Interest expense increased by RMB7.5 million (US$1.1 million) in the second quarter of 2008, or 114.4% year-over-year, due to higher interest rates and increased interest expenses related to accounts receivable financing.
The foreign currency exchange loss was RMB2.9 million (US$0.4 million) in the second quarter of 2008, which was in-line with the same period of 2007. The Company has kept a portion of its foreign currency in offshore accounts, causing increased exchange losses as the RMB appreciated. The Company is in the process of obtaining approval from the Chinese government to exchange its foreign currency to RMB.
Earnings
Gross profit of RMB62.1 million (US$9.1 million) in the second quarter 2008 represented a decrease of RMB20.5 million, or 24.8%, compared to the same period one year ago. The decrease in gross profit was mainly due to the total revenue decrease and the slight increase in cost of revenue.
Operating profit/loss decreased from an operating profit of RMB20.8 million in the second quarter 2007 to an operating loss of RMB4.9 million (US$0.7 million) in the second quarter 2008, mainly due to the decreased gross profit and increased research and development expenses.
Net loss was RMB17.0 million (US$2.5 million) in the second quarter 2008, compared with net income of RMB16.2 million in the second quarter 2007.
Net loss per ADS was RMB0.69 (US$0.10) in the second quarter 2008.
Balance Sheet
Cash, cash equivalents and pledged time deposits decreased from RMB576.6 million as of December 31, 2007 to RMB231.9 million (US$33.8 million) as of June 30, 2008, a decrease of

RMB344.7 million (US$50.3 million), or 59.8%. This decrease was mainly attributable to the use of cash for working capital outlays for raw materials and operating overhead, as well as capital expenditures for plant and equipment purchases.
Total accounts receivable decreased by 1.0%, from RMB1,315.3 million as of December 31, 2007 to RMB1,301.7 million (US$189.8 million) as of June 30, 2008.
Inventories increased from RMB542.1 million as of December 31, 2007 to RMB672.1 million (US$98.0 million) as of June 30, 2008, an increase of 24.0%. The increase was mainly due to increased purchase of raw materials for expected production needs in the second half of the year. In addition, the level of finished goods increased because the Company has finished the installation of a portion of its wireless coverage products at customers’ sites during the second quarter 2008, but these installations were not inspected by the customers. Accordingly, no revenue could be recognized with respect to these installed products, pending the inspection.
Total assets decreased by RMB159.3 million, or 5.3%, from RMB2,997.3 million as of December 31, 2007 to RMB2,838.0 million (US$413.8 million) as of June 30, 2008, mainly due to decreases in total cash.
Total liabilities decreased by RMB96.2 million (US$14.0 million), or 6.8%, from RMB1,405.0 million as of December 31, 2007 to RMB1,308.8 million (US$190.8 million) as of June 30, 2008. Current liabilities decreased by 6.1% to RMB1,172.9 million (US$171.0 million) as of June 30, 2008. The decrease in liabilities was primarily due to the Company’s re-payment of short-term bank loans.
Business Outlook and Guidance for the Third Quarter 2008
Wireless Coverage Products and Services
Due to the 2008 Beijing Olympics, the Chinese telecommunication operators will stop all network construction from July 20 to September 20 in cities hosting Olympic competitions and from August 1 to August 25 in non-Olympics cities, and will only work on wireless coverage planning and preparations for bidding procedures. Investment expenditures on wireless coverage products are expected to remain flat due to such work stoppages and the industry restructuring which will continue through the third quarter. The Company expects revenue from the wireless coverage business in the third quarter 2008 will be in-line with the same period in 2007.
After the restructuring and 2008 Beijing Olympics, China Mobile is expected to expand its GSM network and commence its phase II TD-SCDMA network construction. China Unicom is also expected to develop its GPRS network, and China Telecom will significantly invest in its CDMA network construction. GrenTech has won bids for GSM wireless coverage products from China Mobile and China Unicom’s centralized bidding system, and has achieved the largest market share for such products compared to its competitors in the second quarter 2008. In addition, the Company also received integrated services qualifications from 19 of China Mobile’s provincial operators and entered 26 of China Unicom’s provincial integrated services markets. All of these factors are expected to enhance the Company’s revenue from wireless coverage business going forward.
In addition, the new payment terms under the centralized bidding policy will take effect from the third quarter 2008. Under the new terms, the first payment installment will be 70-80% of the total contract amount, which is to be paid within 15-60 days of the product delivery. The current payment terms only allow the Company to collect approximately 43% on a weighted average basis of the total contract amount as the first payment installment upon the signing of the contract and the issuance of the completion certificate. GrenTech believes the new payment terms will improve the Company’s accounts receivables in the long run.
Base Station RF Products
The CDMA network construction and phase II TD-SCDMA network construction, which is expected to start after the completion of the telecommunication operators’ restructuring, will trigger demand for the production of additional base station RF modules. The Company has already received a number of orders from domestic base station manufacturers. The Company expects that revenue from the RF business in the third quarter 2008 will increase sequentially over the second quarter 2008 but will not exceed that of the third quarter 2007.
Conference Call and Webcast
The Company’s management team will conduct a conference call on Thursday, August 14, 2008 at 5:00 am (Pacific) / 8:00 am (Eastern) / 8:00 pm (Beijing/Hong Kong). A webcast of the conference call will be available on the Company’s website at: http://www.grentech.com.cn.
About China GrenTech
China GrenTech is a leading developer of radio frequency (“RF”) technology in China and a leading provider of wireless coverage products and services in China. The Company uses RF technology to design and manufacture wireless coverage products, which enable telecommunication operators to expand the reach of their wireless communication networks to indoor and outdoor areas, such as buildings, highways, railways, tunnels and remote regions. China GrenTech’s wireless coverage services include design, installation and project warranty services. The Company also tailors the design and configuration of its wireless coverage products to the specific requirements of its customers.
Based on its in-house RF technology platform, the Company also develops and produces base station RF parts and components sold to base station manufacturers. China GrenTech is a qualified supplier of RF parts and components to six major base station manufacturers including Huawei Technologies and ZTE Corporation. For more information, please visit www.grentech.com.cn

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
Statements contained in this press release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause the Company’s actual results to differ materially from its current expectations. Factors that could cause the Company’s results to differ materially from those set forth in these forward-looking statements include the Company’s reliance on business relationships with the Chinese telecom operators and base station manufacturers; the risk that the Company will continue to experience downward pressure on the pricing of its products and services due to the telecom operators` bidding policies or other factors; the risk that the telecom operators in China will not expand or maintain their spending on 2G, 3G, WLAN or other network projects; uncertainty as to the future demand for base station RF products by domestic or international base station manufacturers, including the risk that demand in China or elsewhere for base stations may not grow as the Company’s management anticipates; risks associated with large accounts receivable, long collection periods and accounts receivable cycles and uncertainty as to whether new operator policies will improve such cycles in the long-term; fierce competition in the wireless communication industry; growth of, and risks inherent in, the wireless communication industry in China, including uncertainties regarding the timing and nature of any future restructuring of the telecom operators in China and the risks that such restructuring will not result in expanded investments to expand network coverage or quality; uncertainty as to future profitability and the Company’s ability to obtain adequate financing for its planned capital expenditure requirements; its reliance on third parties to carry out the installation of its wireless coverage products; uncertainty as to its ability to continuously develop and manufacture new RF technologies and keep up with changes in RF technologies; risks associated with possible defects and errors in its wireless coverage products or RF products; uncertainty as to the Company’s ability to protect and enforce its intellectual property rights; and uncertainty as to the Company’s ability to attract and retain qualified executives and personnel, particularly in its research and development department. Other factors that may causes the Company’s actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect its prospects in general are described in the Company’s filings with the Securities and Exchange Commission, including its Registration Statement on Form F-1 related to its initial public offering and its annual reports on Form 20-F. The Company undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.

Investor Contact:	Investor Relations (US):
Kent Lo, Investor Relations Manager China GrenTech Corp Ltd. +86 755 2650 3007 kentlo@grentech.com.cn	Delia Cannan Taylor Rafferty +1 212 889 4350 GrenTech@Taylor-Rafferty.com

Investor Relations (HK):	Media Contact:
Ruby Yim Taylor Rafferty +852 3196 3712 GrenTech@Taylor-Rafferty.com	Jason Marshall Taylor Rafferty +1 212 889 4350 GrenTech@Taylor-Rafferty.com
— FINANCIAL TABLES TO FOLLOW —

China GrenTech Corporation Limited and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
As of December 31, 2007 and June 30, 2008
(RMB and US$ expressed in thousands)

	December	June	June
	31,2007	30,2008	30,2008
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	316,778	43,089	6,282
Pledged time deposits	259,786	188,817	27,528
Accounts receivable, net	925,838	960,019	139,963
Inventories	542,094	672,100	97,987
Other current assets	63,195	85,063	12,401

Total current assets	2,107,691	1,949,088	284,161
Long-term accounts receivable	389,505	341,675	49,813
Other non-current assets	500,103	547,233	79,782

Total assets	2,997,299	2,837,996	413,756

Liabilities
Short-term bank loans	456,050	449,925	65,596
Other current liabilities	793,031	723,014	105,409

Total current liabilities	1,249,081	1,172,939	171,005
Long-term debt	150,000	130,000	18,953
Other non-current liabilities	5,938	5,823	849

Total liabilities	1,405,019	1,308,762	190,807
Minority interests	5,763	5,335	777
Total shareholders’ equity	1,586,517	1,523,899	222,172

Total liabilities and shareholders’ equity	2,997,299	2,837,996	413,756

China GrenTech Corporation Limited and Subsidiaries
Unaudited Condensed Consolidated Statements of Income
(RMB and US$ expressed in thousands, except share and per share data)

	For Three Months Ended June 30,			For Six Months Ended June 30,
	2007	2008	2008	2007	2008	2008
	RMB	RMB	US$	RMB	RMB	US$
Revenues	203,024	186,341	27,167	234,310	257,730	37,575
Cost of revenues	(120,378)	(124,216)	(18,110)	(138,678)	(173,636)	(25,315)

Gross profit	82,646	62,125	9,057	95,632	84,094	12,260
Operating expenses:
Research and development costs	(14,326)	(17,815)	(2,597)	(27,527)	(33,143)	(4,832)
Sales and distribution expenses	(31,854)	(31,014)	(4,522)	(60,453)	(59,824)	(8,722)
General and administrative expenses	(15,655)	(18,225)	(2,657)	(29,060)	(32,383)	(4,720)

Total operating expenses	(61,835)	(67,054)	(9,776)	(117,040)	(125,350)	(18,274)

Operating income/(loss)	20,811	(4,929)	(719)	(21,408)	(41,256)	(6,014)
Other (expense)/income:
Interest income	1,776	4,764	695	4,232	10,236	1,492
Interest expense	(6,525)	(13,990)	(2,040)	(12,587)	(27,232)	(3,970)
Investment income	318	—	—	318	296	43
Foreign currency exchange loss	(2,941)	(2,904)	(423)	(5,729)	(9,933)	(1,448)
Grant income	3,310	91	13	3,430	2,121	309

Total other expense	(4,062)	(12,039)	(1,755)	(10,336)	(24,512)	(3,574)

Income/(loss) before income tax (expense)/benefit and minority interests	16,749	(16,968)	(2,474)	(31,744)	(65,768)	(9,588)
Income tax (expense)/benefit	(1,360)	(277)	(40)	2,081	6,769	987

Income/(loss) before minority interests	15,389	(17,245)	(2,514)	(29,663)	(58,999)	(8,601)
Minority interests, net of tax	784	202	29	1,025	428	62
Net income/(loss)	16,173	(17,043)	(2,485)	(28,638)	(58,571)	(8,539)
Net income/(loss) available to ordinary shareholders	16,173	(17,043)	(2,485)	(28,638)	(58,571)	(8,539)

Net income/(loss) per share available to ordinary shareholders:
— Basic	0.03	(0.03)	(0.004)	(0.05)	(0.10)	(0.014)

Weighted average number of ordinary shares:
— Basic	625,000,000	613,898,342	613,898,342	625,000,000	613,981,171	613,981,171

China GrenTech Corporation Limited and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
For Six-month Periods ended June 30, 2007 and 2008
(RMB and US$ expressed in thousands)

	For Six Months Ended June 30,
	2007	2008	2008
	RMB	RMB	US$
Net cash used in operating activities	(198,654)	(197,803)	(28,838)
Net cash used in investing activities	(180,792)	(2,613)	(381)
Net cash provided by/ (used in) financing activities	217,628	(71,344)	(10,401)
Effect of exchange rate changes on cash	(1,963)	(1,929)	(281)

Net decrease in cash and cash equivalents	(163,781)	(273,689)	(39,901)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China GrenTech Corporation Limited

/s/ Rong Yu
Name: Rong Yu
Title: Director, Chief Financial Officer and Principal Accounting Officer

Date: August 15, 2008